                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                   FORM 11-K

                                 ANNUAL REPORT
                         Pursuant to Section 15(d) of
                      The Securities Exchange Act of 1934

                For the years ended December 31, 1999 and 1998
                       Commission File Number 000-24565

                           UPSTATE CELLULAR NETWORK
                      EMPLOYEES' RETIREMENT SAVINGS PLAN
                              (Full name of plan)

                             GLOBAL CROSSING LTD.
                         (Name of issuer of securities
                          held pursuant to the plan)

                                  WESSEX HOUSE
                                45 REID STREET
                            HAMILTON HM12, BERMUDA
                   (Address of principal executive offices)

                             REQUIRED INFORMATION

Report of Independent Accountant - Arthur Andersen LLP
Report of Independent Accountant - PricewaterhouseCoopers LLP
Index to Financial Statements and Schedules
Statements of Net Assets Available for Benefits
  as of December 31, 1999 and 1998                                    Page 1
Statement of Changes in Net Assets Available for
 Benefits, for the Year Ended December 31, 1999                       Page 2
Notes to Financial Statements                                      Pages 3-7
Schedule of Assets Held for Investment                            Schedule I
  Purposes as of December 31, 1999

The following exhibits are filed as part of this Report.

Consent of Independent Accountants - Arthur Andersen LLP
Consent of Independent Accountants - PricewaterhouseCoopers LLP

UPSTATE CELLULAR NETWORK
EMPLOYEES' RETIREMENT SAVINGS PLAN

FINANCIAL STATEMENTS
AS OF DECEMBER 31, 1999 AND 1998
TOGETHER WITH AUDITORS' REPORT

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Administrator of the
Upstate Cellular Network
Employees' Retirement Savings Plan:

We have audited the accompanying statement of net assets available for benefits of Upstate Cellular Network Employees' Retirement Savings Plan (the Plan) as of December 31, 1999, and the related statement of changes in net assets available for benefits, for the year ended December 31, 1999. These financial statements and the schedule referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1999, and the changes in its net assets available for benefits, for the year then ended, in conformity with accounting principles generally accepted in the United States.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the accompanying index is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

                                                         /s/ Arthur Andersen LLP

Rochester, New York
June 1, 2000

                       Report of Independent Accountants

To the Participants and Administrator of the Upstate Cellular Network
Employees' Retirement Savings Plan

In our opinion, the accompanying statement of net assets available for benefits presents fairly, in all material respects, the net assets available for benefits of the Upstate Cellular Network Employees' Retirement Savings Plan at December 31, 1998, in conformity with accounting principles generally accepted in the United States. This financial statement is the responsibility of the Plan's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for the opinion expressed above.

/s/ PricewaterhouseCoopers LLP

February 26, 1999

UPSTATE CELLULAR NETWORK
EMPLOYEES' RETIREMENT SAVINGS PLAN

INDEX OF FINANCIAL STATEMENTS
DECEMBER 31, 1999 AND 1998

                                                                            PAGE


STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS AS OF DECEMBER 31,
1999 AND 1998                                                                  1

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS FOR THE YEAR
ENDED DECEMBER 31, 1999                                                        2


NOTES TO FINANCIAL STATEMENTS                                                  3


SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AS OF DECEMBER 31, 1999        8

 UPSTATE CELLULAR NETWORK
 EMPLOYEES' RETIREMENT SAVINGS PLAN

 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
 AS OF DECEMBER 31, 1999 AND 1998

                                                                                   1999               1998
                                                                             ---------------     --------------
 Investments, at fair value:
     Registered investment companies-
       Putnam Growth & Income Fund                                           $       304,618     $      136,174
       Putnam Global Growth Fund                                                   2,002,845          1,110,768
       Putnam Voyager Fund                                                         3,787,651          2,196,248
       Putnam  Income Fund                                                           430,525            427,868
       Putnam Asset Allocation Fund Balanced Portfolio                                58,759             23,317
     Common trust-
       Putnam S&P 500 Index Fund                                                   1,955,766          1,276,317
     Stable Value Fund                                                             1,317,878          1,032,858
     Frontier Corporation common stock                                                     -          1,779,142
     Global Crossing Ltd. common stock                                             6,497,208                  -
     Participant loans                                                               364,252            334,185
                                                                             ---------------     --------------
          Total investments                                                       16,719,502          8,316,877
                                                                             ---------------     --------------

 Receivables:
     Participants' contributions                                                      25,169             66,338
     Employer's contributions                                                        589,004            280,082
                                                                             ---------------     --------------
          Total receivables                                                          614,173            346,420
                                                                             ---------------     --------------

          Net assets available for benefits                                  $    17,333,675     $    8,663,297
                                                                             ===============     ==============

 The accompanying notes to financial statements are an integral part of this statement.

 UPSTATE CELLULAR NETWORK
 EMPLOYEES' RETIREMENT SAVINGS PLAN

 STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
 FOR THE YEAR ENDED DECEMBER 31, 1999

 Additions to net assets attributed to:
     Investment income-
       Interest and dividends                                                     $     658,216
       Realized gain, net                                                               755,879
       Net appreciation in fair value of investments                                  5,286,086
       Participant loan interest income                                                  26,082
       Other income                                                                          69
     Contributions-
       Participants' contributions                                                    2,019,832
       Employer's contributions                                                         889,231
                                                                                ---------------
            Total additions                                                           9,635,395
                                                                                ---------------

 Deductions from net assets attributed to:
     Benefits paid to participants                                                      888,412
     Excess contributions (1998 plan year)                                               29,628
     Loan fees                                                                            1,909
     Other expense                                                                       26,128
                                                                                ---------------
            Total deductions                                                            946,077
                                                                                ---------------

 Net increase prior to fund transfers                                                 8,689,318
 Transfers to other Frontier sponsored plans                                            (18,940)
                                                                                ---------------
            Net increase                                                              8,670,378

 Net assets available for benefits, beginning of year                                 8,663,297
                                                                                ---------------

 Net assets available for benefits, end of year                                   $  17,333,675
                                                                                ===============

 The accompanying notes to financial statements are an integral part of this statement.

UPSTATE CELLULAR NETWORK
EMPLOYEES' RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 1999

1.   PLAN DESCRIPTION
     ----------------

General
-------

The following brief description of the Upstate Cellular Network Employees' Retirement Savings Plan (the Plan) is provided for general information purposes only. Participants should refer to the plan document for more complete information. The Plan is a defined contribution plan originally established by the Board of Directors of the Upstate Cellular Network (the "Company"), a 50/50 joint venture partnership between Frontier Corporation and Bell Atlantic Mobile, effective July 1, 1994. The Plan was amended and restated effective January 1, 1999. Pursuant to the restated plan, Plan sponsorship transferred from Upstate Cellular Network to Frontier Corporation, a subsidiary of Global Crossings, Ltd., on November 30, 1999. The Plan is subject to the applicable provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

Participation
-------------

The Plan covers all employees of Upstate Cellular Network except temporary or summer employees, leased employees, and employees in any unit covered by a collective bargaining agreement. Eligibility begins on the first of the month following 30 days of employment.

The Plan allows the Company's Employee Benefit Committee to transfer participant accounts from plans the participants are no longer eligible to participate in to a substantially similar 401(k) plan sponsored by Frontier Corporation or any corporation/business entity in which Frontier Corporation has a 50 percent or more ownership or profits interest. These transfers are included in the statement of changes in net assets available for benefits, as transfers to other Frontier sponsored plans.

Plan Administration
-------------------

The Plan is administered by the Employee Benefit Committee whose members are appointed by the sponsor company's Board of Directors. The trustee of the Plan is Putnam Fiduciary Trust Company.

Funding Policy
--------------

The Plan provides participants the option of having their basic and supplemental contributions to the Plan made on a salary reduction basis and on a deferred tax basis. Upon enrollment in the Plan, a participant may direct contributions into the following investment options.

 .    Putnam Growth & Income Fund - Funds are primarily invested in common
     ---------------------------
     stocks.

 .    Putnam Global Growth Fund - Funds are primarily invested in foreign and
     -------------------------
     domestic common stocks.

 .    Putnam Voyager Fund - Funds are invested in emerging growth companies and
     -------------------
     opportunity stocks.

 .    Putnam Income Fund - Funds are primarily invested in corporate bonds and
     ------------------
     U.S. government and agency obligations.

 .    Putnam Asset Allocation Fund Balanced Portfolio - Funds are invested in
     -----------------------------------------------
     stocks, bonds, and money market instruments.

 .    Putnam S&P 500 Index Fund - Funds are primarily invested in stocks that
     -------------------------
     are listed in the S&P 500 Index.

 .    Stable Value Fund - Funds are invested in a diversified portfolio of
     -----------------
     high-quality stable value investments offering price stability and liquidity.

UPSTATE CELLULAR NETWORK
EMPLOYEES' RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 1999

 .   Frontier Corporation Common Stock Fund - Funds invested in common stock of
    --------------------------------------
    Frontier Corporation. All investments in this fund were transferred to the Global Crossing Common Stock Fund upon acquisition of Frontier Corporation by Global Crossing, Ltd. Each share of Frontier Corporation common stock was exchanged for 2.05 shares of Global Crossing Ltd. common stock pursuant to the acquisition of Frontier Corporation by Global Crossing Ltd. effective September 28, 1999.

 .   Global Crossing Common Stock Fund - Funds are invested in common stock of
    ---------------------------------
    Global Crossing, Ltd., parent company of Frontier Corporation.

The shares of stock in the Global Crossing Common Stock Fund are qualified employer securities as defined by ERISA. Each individual's investment in this fund is recorded in his or her account on a per share basis. All other funds are tracked on a dollar value basis with each fund's activity allocated to participants on a pro rata basis. Therefore, the Plan does not record activity on a unit value basis.

The Plan provides that each participant may voluntarily make contributions through a salary reduction agreement for whatever whole percentage a participant chooses, up to a maximum of 16 percent, subject to maximum contribution provisions imposed by the Internal Revenue Code ("IRC") under Section 401(k).

Individual accounts, which record the participant's contributions, the earnings on all contributions, and the amount of the participant's interest in each fund, are maintained for each participant. The participant's contributions during a month are allocated directly to his or her individual account when the Trustee receives contributions. Participants have the option to invest contributions in any of the funds and may change their allocations between funds at any time.

Employer matching contributions equal 100 percent of participant contributions up to the first 3 percent of compensation. In addition, each payroll period, the Company contributes 0.5 percent of the payroll period compensation for each of its employees that is a participant in the Plan. The Plan also has a profit sharing contribution potential based on the Company's performance. An additional
2.5 percent and 1.5 percent of employee compensation was contributed under the profit sharing terms in 1999 and 1998, respectively. Employer contributions are made in cash and invested based on employee elections.

Vesting
-------

Pursuant to the restated Plan document, all Participants became 100 percent vested in their account balances effective December 1, 1999.

Payment of Benefits
-------------------

Payment of benefits generally begins upon termination of service and attainment of normal retirement age (65). A participant may elect to receive either a lump-sum amount equal to the value of his or her vested account balance, or a participant may elect to receive installments over a period not to exceed 20 years. However, a participant who has reached age 59 1/2 but who has not yet terminated employment may withdraw all or a portion of his or her vested accumulated account balance in accordance with the terms of the Plan.

If upon termination of service, a participant does not attain normal retirement age and the participant's vested account balance is greater than $5,000, the participant may elect to receive a lump-sum amount, a direct rollover to a qualified plan under Section 401 of the Internal Revenue Code, or a direct rollover to a qualified Individual Retirement Account equal to the value of his or her vested account balance. If the vested account balance is less than $5,000, the balance will be distributed to the participant as soon as administratively feasible.

UPSTATE CELLULAR NETWORK
EMPLOYEES' RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 1999

Individual Participant Loans
----------------------------

Loans are available to participants in the Plan on a nondiscriminatory basis. Participant loans cannot exceed the lesser of 50 percent of the vested amounts in the participant's account or $50,000. A participant may only have two loans outstanding, and they are treated as directed investments by the borrower with respect to his or her account. The interest rate on loans is established based on the prime rate, under current plan provisions. Interest paid on the loan is credited to the borrower's account and the participant does not share in the income of the Plan's assets with respect to the amounts outstanding. Loans have a term of no more than five years except that a loan may be granted for a period not to exceed 25 years if the proceeds are used to purchase the participant's principal residence.

Plan Termination
----------------

The Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

Subsequent to the financial statement date, as noted in Footnote 8, effective January 13, 2000, Frontier Corporation, the Plan sponsor, has elected to freeze the Plan as provided for under the Plan Document. All participants become fully vested in their account balances determined as of January 13, 2000, and no further Participant or Employer contributions are permitted after that date.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
     ------------------------------------------

Basis of Accounting
-------------------

The financial statements have been prepared on the accrual basis of accounting. The preparation of financial statements in conformity with generally accepted accounting principles requires the Plan's management to make estimates and assumptions that affect the accompanying financial statements and disclosures. Actual results could differ from those estimates.

Contributions and Benefits Paid
-------------------------------

Contributions are recorded by the Plan when withheld from employees and accrued by the Company. Benefits are recorded when paid.

Participants may receive distributions in cash or in common stock of Global Crossing Ltd. for amounts invested in the Global Crossing Common Stock Fund. Purchases and sales of securities are recorded on the trade date.

Investments and Investment Income
---------------------------------

Investments in registered investment companies and employer securities are stated at fair value, measured by quoted market prices. Investments in common trust funds are stated at estimated fair values, which represent the net asset value of shares held by the Plan at year-end. Adjustments for unrealized appreciation or depreciation of such values are included in the operating results of the Plan. Funds invested in the Stable Value Fund are stated at contract value, measured as cost plus earned interest income. Contract value approximates fair value at December 31, 1999 and 1998. Participant loans are valued at cost, which approximates fair value.

Interest and dividend income is recorded as earned on an accrual basis.

Administrative Expenses
-----------------------

Significant expenses associated with the Plan are paid by the Plan sponsor.

UPSTATE CELLULAR NETWORK
EMPLOYEES' RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 1999

3.   PARTY-IN-INTEREST TRANSACTIONS
     ------------------------------

The Plan's holdings of Frontier Corporation common stock, Global Crossing Ltd. common stock, the Putnam Investment, Inc. common trust, and the five Putnam Investment, Inc. registered investment company funds are party-in-interest investments.

As of December 31, 1999, the Plan held 129,944 shares of Global Crossing Ltd. common stock at a fair market value of $6,497,208. As of December 31, 1998, the Plan held 52,328 shares of Frontier Corporation common stock at a fair market value of $1,779,142. On September 29, 1999, all shares of Frontier Corporation common stock were acquired by Global Crossing Ltd. and exchanged for Global Crossing Ltd. common stock at a ratio of 2.05 shares of Global Crossing common stock for each share of Frontier Corporation common stock. During the plan year ended December 31, 1999, the fair market value of Company stock contributions into the Frontier Corporation Stock Fund and Global Crossing Stock Fund totaled $249,437. During the plan year ended December 31, 1999, the fair market value of Frontier Corporation and Global Crossing Ltd. common stock distributed to participants was $16,896.

4.   FEDERAL INCOME TAX STATUS
     -------------------------

The Plan obtained its latest determination letter on November 8, 1995, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the IRC. The plan administrator and the Plan's tax counsel believe the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, they believe that the Plan was qualified and the related trust was tax exempt as of the financial statement date.

5.   BENEFITS PAYABLE
     ----------------

In accordance with generally accepted accounting principles, obligations to terminated employees for claims approved but not yet paid are not shown as a plan liability (nor as a reduction of net assets available for benefits) and totaled $61,461 at December 31, 1999.

6.   INVESTMENTS
     -----------

The fair market value of the individual investments that represent 5 percent or more of the net assets available for plan benefits at December 31, 1999 and 1998 is as follows:

                                                      1999            1998
                                                 -------------   ------------

          Putnam Global Growth Fund              $   2,002,845   $  1,110,768
          Putnam Voyager Fund                        3,787,651      2,196,248
          Putnam S&P 500 Index Fund                  1,955,766      1,276,317
          Putnam Stable Value Fund                   1,317,878      1,032,858
          Frontier Corporation common stock                N/A      1,779,142
          Global Crossing Ltd. common stock          6,497,208            N/A

7.   CHANGE OF PLAN SPONSOR
     ----------------------

Pursuant to the provisions of the plan document as restated September 24, 1999, the Plan's sponsorship changed from Upstate Cellular Network to Frontier Corporation, a division of Global Crossing Ltd., effective one day prior to the closing date of the sale of Frontier Corporation's partnership interest in Upstate Cellular Network. This change of sponsor became effective November 30, 1999.

UPSTATE CELLULAR NETWORK
EMPLOYEES' RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 1999

8.   SUBSEQUENT EVENTS
     -----------------

Subsequent to the Plan year-end, the Plan sponsor amended the Upstate Cellular Network Employees' Retirement Savings Plan. Effective January 13, 2000, the Plan was frozen, and all Participants in the Plan as of that date become fully vested in their account balances determined as of that date. No further participant or employer contributions shall be made to the Plan after the freeze date.

Effective March 6, 2000, the certificate of incorporation of Frontier Corporation, the Plan's sponsor, was amended, changing the name of the corporation to Global Crossing North America, Inc.

 UPSTATE CELLULAR NETWORK                                            SCHEDULE I
 EMPLOYEES' RETIREMENT SAVINGS PLAN

 SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
 DECEMBER 31, 1999

                                                                                                   Current
                                                                                  Number            Value
                                                                                    of          December 31,
                                                                                  Shares            1999
                                                                               ------------    ----------------
 Interests in registered investment companies:
 *   Putnam Income Fund                                                             67,693      $       430,525
 *   Putnam Global Growth Fund                                                     107,738            2,002,845
 *   Putnam Voyager Fund                                                           122,340            3,787,651
 *   Putnam Fund for Growth and Income                                              16,246              304,618
 *   Putnam Asset Allocation Fund Balanced Portfolio                                 4,534               58,759
                                                                                                ---------------
       Total interests in registered investment companies                                             6,584,398
                                                                                                ---------------

 Common trust:
 *   Putnam S&P 500 Index Fund                                                      55,975            1,955,766
                                                                                                ----------------

 Common stock:
 *   Global Crossing                                                               129,944            6,497,208
                                                                                                ---------------

 Participant loans:
     Participant loan accounts (rate 6.0% - 9.0%)
       (maturities range from 2000 to 2024)                                                             364,252
                                                                                                ---------------

 Insurance company pooled separate account:
     Stable Value Fund                                                                                1,317,878
                                                                                                ---------------

       Total investments                                                                        $    16,719,502
                                                                                                ===============

 *  Denotes party-in-interest

 The accompanying notes to financial statements are an integral part of this schedule.

                                  SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.


                                             Upstate Cellular Network
                                             Employees' Retirement Savings Plan



Date: June 27, 2000                          /s/ Kenneth P. Schirmuhly
                                             -------------------------
                                             Kenneth P. Schirmuhly,
                                             Vice President, Human Resources